John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A member firm of The 1940 Act Law Group
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

April 6, 2015

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE: Rule 477 Request by World Funds Trust to withdraw Form N-14/A with respect to the Toreador Core Fund

Ladies and Gentlemen:

We request, pursuant to Rule 477 of the Securities Act of 1933, the withdrawal of the Trust’s Form N-14/A Proxy Statement/Prospectus relating to its portfolio series Toreador Core Fund which was filed with the Commission on April 1, 2015 via EDGAR (accession number: 0001209286-15-000165) which was inadvertently filed under the wrong 333 Act number.

If you have any questions concerning the foregoing, please contact the undersigned at (913) 660-0778 or john.lively@1940actlawgroup.com.

/s/ John H. Lively

On behalf of The Law Offices of John H. Lively & Associates, Inc.